================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                               ------------------

                                    FORM 11-K

                                   (Mark one)
                    x ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from       to

                        COMMISSION FILE NUMBER 001-14141

                            L-3 ILEX SYSTEMS SAVINGS
                           AND SECURITY PLAN AND TRUST

              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                              FINANCIAL STATEMENTS
                                       AND

                             SUPPLEMENTAL SCHEDULES

                           December 31, 2004 and 2003

                          INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of

L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

We have audited the accompanying statements of net assets available for benefits of the L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) as of
December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L-3 Ilex Systems
Savings and Security Plan and Trust as of December 31, 2004 and 2003, and the
changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          \s\ Mayer Hoffman McCann P.C.

San Jose, California
June 21, 2005

                                      -1-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2004 and 2003

                                            2004             2003
                                        -------------     -------------
ASSETS

Investments                               $38,419,047      $31,213,125

Participant loans                             482,317          628,303

Employer contributions receivable             680,982          698,874
                                              -------          -------

NET ASSETS AVAILABLE
FOR BENEFITS                              $39,582,346      $32,540,302
                                          ===========      ===========

                        See Notes to Financial Statements

                                      -2-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2004 and 2003



                                                                    2004                2003
                                                                ------------         -----------
ADDITIONS (REDUCTIONS)

Additions (reductions) to net assets attributed to:
  Net appreciation (depreciation) in fair value of
     investments                                                 $4,029,573          $5,257,284
  Interest and dividends                                            914,117             595,131
                                                                 ----------          ----------

                                                                  4,943,690           5,852,415
                                                                 ----------          ----------

Contributions:
   Employer                                                         680,982             698,874
   Participants                                                   3,184,950           2,887,443
   Rollovers                                                        135,656             334,074
                                                                 ----------          ----------

                                                                  4,001,588           3,920,391
                                                                 ----------          ----------

       TOTAL ADDITIONS                                            8,945,278           9,772,806
                                                                 ----------          ----------

DEDUCTIONS

Deductions from net assets attributed to:
   Benefits paid to participants                                  1,736,042           1,326,191
   Administrative expenses                                           31,916              34,299
   Other                                                            135,276              19,682
                                                                 ----------          ----------

   TOTAL DEDUCTIONS                                               1,903,234           1,380,172
                                                                 ----------          ----------

   NET INCREASE                                                   7,042,044           8,392,634

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                                   32,540,302          24,147,668
                                                                 ----------          ----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                                        $39,582,346         $32,540,302
                                                                ===========         ===========


                        See Notes to Financial Statements

                                      -3-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2004 and 2003

(1)    DESCRIPTION OF PLAN
         -------------------

         The following description of the L-3 Ilex Systems Savings and Security
         Plan and Trust (the Plan) provides only general information.
         Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all full-time employees of L-3 Communications Ilex Systems, Inc. (the Plan
         Sponsor). Employees are eligible to enroll in the Plan when they join
         Ilex Systems, Inc. and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974
         (ERISA).

         CONTRIBUTIONS - Participants may elect salary deferral contributions up to 15% of their annual eligible compensation, not to exceed limitations established annually by the Internal Revenue Service pursuant to IRC
         Section 402(g). Salary deferral contributions and earnings thereon are not subject to taxation until withdrawn from the Plan. Contributions are subject to certain limitations.

         The Plan provides for discretionary matching contributions. The amount of the matching contribution is specified annually by the Company's
         Board of Directors and shall be applied uniformly to all participants.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the Plan Sponsor's contribution and plan earnings, and charged with an allocation of administrative expenses.
         Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company discretionary matching contributions are vested in a graduated schedule as follows: 0
         - 3 years, no vesting; 3 or more years, 100% vested.

         PARTICIPANT LOANS - Loans are available to all participants. The minimum loan is $1,000 The maximum loan available is the lesser of
         $50,000 or 50% of the participant's vested account balance based on the value of the participant's account as of the most recent valuation date, reduced by the excess of the participant's highest outstanding loan balance during the 12 month period ending on the date of the loan over the participant's current outstanding loan balance on the date of the loan. Loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.00% to 10.75%, which approximates the market rate at the inception of the loans. Principal and interest are paid ratably through monthly payroll deductions.
         Repayment periods cannot exceed five years unless the loan is used for the purchase of a principal residence. In this instance, the repayment period may be up to 15 years.

                                      -4-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2004 and 2003

(1)    DESCRIPTION OF PLAN (CONTINUED)
         -------------------------------

         PAYMENT OF BENEFITS - Upon death, retirement or termination of employment, participants are entitled to receive their vested account balance. If the balance is equal to or less than $5,000, the balance will be distributed in a lump-sum cash payment. If the account balance is over $5,000, the participant may elect to roll over the balance to another qualified plan, receive the balance in a lump-sum cash payment or receive annuity benefits as prescribed by the Plan.

         FORFEITED ACCOUNTS - The participant's share of Company contributions that have not been vested at the time of distribution on termination of employment will be forfeited. Forfeitures of Company matching contributions may be used to reduce administrative expenses and reduce matching contributions for the Plan year in which the forfeitures occur. At December 31, 2004, forfeited nonvested accounts totaled
         $55,121. This amount was subsequently used to reduce the employer matching contribution for the 2004 plan year.

         PLAN TERMINATION - Although it has not expressed an intention to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any of twenty-two investment options.
         Funds are invested in shares of mutual funds and shares of the Plan
         Sponsor.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

         ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are recorded at fair value based upon quoted market prices. The average cost method is used in determining the gain or loss arising upon the sale of investments.

         Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis.
         Acquisition costs are included in the cost of investments and sales are recorded net of selling expenses.

                                      -5-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2004 and 2003

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------------------

         CONCENTRATIONS OF CREDIT RISK - The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES - Management fees are allocated on a pro rata basis to each participant. All other significant expenses are paid by the Plan.

         PLAN ASSETS HELD BY T. ROWE PRICE TRUST COMPANY, INVESTMENT MANAGER -
         The Plan's investment manager, T. Rowe Price Trust Company, maintains plan assets. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and management fees charged by T. Rowe Price Trust Company. The Plan's investments and changes therein have been reported by the investment manager as having been determined through the use of current market values.

(3)    PARTY-IN-INTEREST TRANSACTIONS
         ------------------------------

         Certain Plan investments are mutual funds managed by T. Rowe Price
         Trust Company. T. Rowe Price Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as
         party-in-interest transactions. Fees paid by the Plan to T. Rowe Price
         Trust Company for administrative and investment management fees totaled
         $31,916 and $34,299 for the years ended December 31, 2004 and 2003, respectively.

                                      -6-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2004 and 2003

(4)    INVESTMENTS
         -----------

         The following presents investments that represent 5% or more of the
         Plan's net assets:

                                                        DECEMBER 31,
                                               -----------------------------
                                                   2004             2003
                                               ------------      -----------

         Stable Value Fund                       $3,343,419       $3,349,861
         Science & Technology Fund                4,876,861        4,844,443
         Equity Income Fund                       5,637,047        4,722,274
         Capital Appreciation Fund                4,871,259        3,601,558
         Small-Cap Value Fund                     4,604,873        3,289,611
         L-3 Stock Fund                           5,004,378        2,929,401
         New Income Fund                                  -        1,757,822

         During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
         appreciated in value as follows:

                                   YEARS ENDED DECEMBER 31,
                             --------------------------------
                                 2004                 2003
                             -----------           ----------
         Mutual Funds         $2,494,410           $4,906,796
         Common stock          1,535,163              350,488
                             -----------           ----------
                              $4,029,573           $5,257,284
                             ===========           ==========

                                       -7-

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2004 and 2003

 (5)   TAX STATUS
         ----------

         The Plan received a favorable determination letter in October 1994 from the Internal Revenue Service stating that the Plan is qualified under the provisions of Internal Revenue Code (IRC) Section 401(a) and the
         related trust is exempt from federal income taxes under IRC Section
         501(a). Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Plan Sponsor believes that the
         Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Continued
         qualification of the Plan depends on its future operations.

(6)    PLAN AMENDMENT
         --------------

         The Plan was amended to liberalize the restrictions on the employer matching and supplemental contributions. Effective January 1, 2004 employer matching and supplemental contributions made on or after
         October 1, 1998, in the form of L-3 Communications Common Stock shall remain invested in L-3 Communications Common Stock until the 31st of
         January of the third calendar year following the calendar year for which such contributions were made. After this time, the participant investment elections for employer matching and supplemental contributions are the same as those for salary deferred contributions.

                                      -8-

                             SUPPLEMENTAL SCHEDULES

              L-3 ILEX SYSTEMS SAVINGS AND SECURTIY PLAN AND TRUST

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2004

EIN: 003
Plan Number: 94-2782626

(a)          (b)                            (c)                                  (d)       (e)

                                                 Description
                                                of investments
                                               including maturity
                                            date, rate of interest,
             Identity of issue, borrower,      collateral, par or                          Current
               lessor, or similar party          maturity value                  Cost       value
---          ---------------------------    -----------------------              ----     ----------
                                                                                 (1)
*            T. Rowe Price Trust Company    Stable Value Fund                             $3,343,419
*            T. Rowe Price Trust Company    International Stock Fund                       1,587,761
*            T. Rowe Price Trust Company    New Income Fund                                1,735,254
*            T. Rowe Price Trust Company    Prime Reserve Fund                               834,930
*            T. Rowe Price Trust Company    Short Term Bond Fund                           1,094,979
*            T. Rowe Price Trust Company    Science & Technology Fund                      4,876,860
*            T. Rowe Price Trust Company    Equity Income Fund                             5,637,046
*            T. Rowe Price Trust Company    Capital Appreciation Fund                      4,871,259
*            T. Rowe Price Trust Company    New Asia Fund                                  1,334,515
*            T. Rowe Price Trust Company    Small-Cap Value Fund                           4,604,873
*            T. Rowe Price Trust Company    Value Fund                                     1,606,905
*            T. Rowe Price Trust Company    Dividend Growth Fund                           1,237,254
*            T. Rowe Price Trust Company    Retirement Income Fund                           365,809
*            T. Rowe Price Trust Company    Retirement 2005 Fund                              20,426
*            T. Rowe Price Trust Company    Retirement 2010 Fund                              79,577
*            T. Rowe Price Trust Company    Retirement 2015 Fund                              85,529
*            T. Rowe Price Trust Company    Retirement 2020 Fund                              38,287
*            T. Rowe Price Trust Company    Retirement 2025 Fund                              47,891
*            T. Rowe Price Trust Company    Retirement 2030 Fund                               1,018
*            T. Rowe Price Trust Company    Retirement 2035 Fund                               9,560
*            T. Rowe Price Trust Company    Retirement 2040 Fund                               1,517
             L-3 Communications             L-3 Communications Common Stock                5,004,378
                                                                                         -----------

                                                                                          38,419,047

             Participant Loans              Interest at 5.00% to 10.5%                       482,317
                                                                                         -----------

                                                                                         $38,901,364
                                                                                         ===========


* Party-in-interest as defined by ERISA

(1) Cost information may be omitted as Plan assets are participant-directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 ILEX Systems Savings and Security Plan and Trust have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                            L-3 ILEX Systems Savings and Security Plan and Trust
                            Registrant

Date:  June 29, 2005

                            /s/ Michael T. Strianese
                            ------------------------
                            Name:  Michael T. Strianese
                            Title: Senior Vice President, Chief Financial
                            Officer and Corporate Ethics Officer
                            of L-3 Communications Holdings, Inc.
                            (Principal Financial Officer)

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------

As independent public accountants, we consent to the incorporation by reference in the Registration Statement on Form S-8 (File No.'s 333-64389 and 333-103752)
pertaining to the L-3 Ilex Systems Savings and Security Plan and Trust of our
report dated June 21, 2005, with respect to the financial statements and supplemental schedule of L-3 Ilex Systems Savings and Security Plan and Trust
included in this Form 11-K for the year ended December 31, 2004 filed with the
Securities and Exchange Commission. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2004.

                          \s\ Mayer Hoffman McCann P.C.

San Jose, California
June 28, 2005